December 6, 2013
VIA EDGAR
The United States Securities and
    Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Subject:	Nationwide Variable Account-II Nationwide Life Insurance Company Post-Effective Amendment No. 8 (File No. 333-177938) CIK Number: 0000356514
Dear Ms. Samuel:
We are filing this correspondence in relation to the above referenced Registration Statement on behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Variable Account-II (the "Variable Account") which is registered as a unit investment trust under the Investment Company Act of 1940. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
On October 17, 2013, Nationwide filed Post-Effective Amendment No. 8 to the above referenced Registration Statement. Nationwide received your oral comments to Post-Effective Amendment No. 8 on November 25, 2013. The revisions in this correspondence filing are as a result of your November 25, 2013 oral comments.
1.	Page Numbers. Please include page numbers on the supplement.
Response. We revised the supplement accordingly to include page numbers.
2.	Introduction. Please clarify in the introduction for the supplement that the optional benefits being made available will be available in addition to other optional benefits currently available.
Response. We revised the introduction of the supplement addressing the optional benefits as follows (emphasis added):
For contracts issued on or after ________, 2014, or the date of state approval (whichever is later), the following additional optional benefits will be available for Contract Owners to elect:
3.	Availability of Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option; Analysis of Rule 11a-2. Please include legal analysis addressing how Nationwide's offer, specifically the 90-day window, complies with Rule 11a-2 under the Investment Company Act of 1940 ("1940 Act"). In addition, please clarify that it is 90 days from state approval, and clearly set forth what may be lost if the optional benefit exchange is elected.
Response. Nationwide's offer described in this supplement is in compliance with Rule 11a-2 governing exchange offers as the exchange contemplated by the availability provisions of the optional living benefits is not a prohibited exchange. Section 11 generally prohibits an insurance company and other affiliated insurers from making an offer to its variable annuity contract owners to exchange their existing contracts for other variable annuity contracts issued by the insurer and its affiliates, unless the Commission has issued an order approving the terms of the offer or the offer complies with Commission rules governing exchange offers.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Rule 11a-2 permits an offer to exchange one variable annuity contract for another variable annuity contract of the same or an affiliated insurer without obtaining Commission approval, subject to requirements designed to address concerns about the imposition of additional sales charges. The Rule 11a-2 requirements for the exchange of securities ("or portions thereof") include: (1) that the exchange must be made on the basis of the relative net asset values of the securities to be exchanged; and (2) that the deferred surrender charges of the acquired security match the surrender charges of the exchanged security and not exceed 9%.
First, the contemplated exchange here is not at the contract level, and therefore is not an offer to exchange one variable annuity contract for another variable annuity contract. In contrast, the available exchange relates solely to the optional living benefit elected as part of the contract. Even if Nationwide's offer is deemed to be an exchange offer for a security ("or portion thereof"), Nationwide is in compliance with the requirements of Rule 11a-2 as the exchange would be made on the basis of the relative net asset values, and second, there would be no change to the surrender charge since the base contract remains the same and does not exceed 9%. Accordingly, Nationwide respectfully submits that the offer is in compliance with the requirements under Rule 11a-2 and is consistent with the purposes of Section 11, and thereby Nationwide is not required to seek an order from the Commission pursuant to Section 11(a).
Furthermore, we revised the sentence below from the Nationwide Lifetime Income Capture Option provision in the Synopsis of the Contracts section as follows (emphasis added):
For contracts issued before ________, 2014, or the date of state approval (whichever is later), the Nationwide Lifetime Income Capture option will also be available for election for 90 days after the later of ______, 2014, or the date of state approval, as described in the Nationwide Lifetime Income Capture Option section.
We also revised the sentence below from the Nationwide Lifetime Income Track Option provision in the Synopsis of the Contracts section as follows (emphasis added):
For contracts issued before ________, 2014, or the date of state approval (whichever is later), the Nationwide Lifetime Income Track option will also be available for election for 90 days after the later of ______, 2014, or the date of state approval, as described in the Nationwide Lifetime Income Track Option section.
In addition, we revised the second paragraph of the Availability provision for the Nationwide Lifetime Income Capture Option provision in the Optional Living Benefits, Charges, and Deductions section as follows (emphasis added):

For contracts issued before ________, 2014, or the date of state approval (whichever is later), the Nationwide Lifetime Income Capture option will also be available for election for 90 days after the later of ______, 2014, or the date of state approval. For contracts that elected the 7% Nationwide Lifetime Income Rider or 5% Nationwide Lifetime Income Rider, election of the Nationwide Lifetime Income Capture option is only available within the 90-day period if such election is prior to the first Lifetime Withdrawal. A prorated charge for the 7% Nationwide Lifetime Income Rider or 5% Nationwide Lifetime Income Rider will be deducted upon its removal. Upon election of the Nationwide Lifetime Income Capture option, any increases to the existing Current Income Benefit Base under the 7% Nationwide Lifetime Income Rider or 5% Nationwide Lifetime Income Rider will be forfeited, and the Original Income Benefit Base for the Nationwide Lifetime Income Capture option will be equal to the Contract Value of the contract on the date the Nationwide Lifetime Income Capture option is elected. For contracts that previously elected the Joint Option for the 7% Nationwide Lifetime Income Rider of the Joint Option for the 5% Nationwide Lifetime Income Rider, the Joint Option for the Nationwide Lifetime Income Capture option must be elected. The Joint Option for the Nationwide Lifetime Income Capture option is not available for election for contracts that did not previously elect the Joint Option. Age requirements for parties to the contract for the Nationwide Lifetime Income Capture option and Joint Option for the Nationwide Lifetime Income Capture option must be satisfied at the time of election.

In addition, we also revised the second paragraph of the Availability provision for the Nationwide Lifetime Income Track Option provision in the Optional Living Benefits, Charges, and Deductions section as follows (emphasis added):
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

For contracts issued before ________, 2014, or the date of state approval (whichever is later), the Nationwide Lifetime Income Track option will also be available for election for 90 days after the later of ______, 2014, or the date of state approval. For contracts that elected the 7% Nationwide Lifetime Income Rider or 5% Nationwide Lifetime Income Rider, election of the Nationwide Lifetime Income Track option is only available within the 90-day period if such election is prior to the first Lifetime Withdrawal. A prorated charge for the 7% Nationwide Lifetime Income Rider or 5% Nationwide Lifetime Income Rider will be deducted upon its removal. Upon election of the Nationwide Lifetime Income Track option, any increases to the existing Current Income Benefit Base under the 7% Nationwide Lifetime Income Rider or 5% Nationwide Lifetime Income Rider will be forfeited, and the Original Income Benefit Base for the Nationwide Lifetime Income Track option will be equal to the Contract Value of the contract on the date the Nationwide Lifetime Income Track option is elected. For contracts that previously elected the Joint Option for the 7% Nationwide Lifetime Income Rider or the Joint Option for the 5% Nationwide Lifetime Income Rider, the Joint Option for the Nationwide Lifetime Income Track option must be elected. The Joint Option for the Nationwide Lifetime Income Track option is not available for election for contracts that did not previously elect the Joint Option. Age requirements for parties to the contract for the Nationwide Lifetime Income Track option and Joint Option for the Nationwide Lifetime Income Track option must be satisfied at the time of election.

4.	Synopsis of the Contracts: Nationwide Lifetime Income Capture Option. Please clarify that it is specifically the withdrawal in excess of the Lifetime Withdrawal Amount that reduces the Current Income Benefit Base to $0 that would result in automatic termination, not all withdrawals in excess of the Lifetime Withdrawal Amount.
Response. We revised the last paragraph of the Nationwide Lifetime Income Capture Option provision in the Synopsis of the Contracts section as follows (emphasis added):

A withdrawal in excess of the Lifetime Withdrawal Amount that reduces the Current Income Benefit Base to $0 will automatically terminate the Nationwide Lifetime Income Capture option.

5.	Synopsis of the Contracts: Nationwide Lifetime Income Track Option. Please clarify that it is specifically an early withdrawal or the withdrawal in excess of the Lifetime Withdrawal Amount that reduces the Current Income Benefit Base to $0 that would result in automatic termination, not all early withdrawals or withdrawals in excess of the Lifetime Withdrawal Amount. Please also clarify what an early withdrawal is here.
Response. We revised the last paragraph of the Nationwide Lifetime Income Track Option provision in the Synopsis of the Contracts section as follows (emphasis added):

An early withdrawal (a withdrawal taken from the contract prior to the Withdrawal Start Date) or a withdrawal in excess of the Lifetime Withdrawal Amount that reduces the Current Income Benefit Base to $0 will automatically terminate the Nationwide Lifetime Income Track option.

6.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option. The disclosure in Subsequent Purchase Payments is too discretionary. Please clarify to clearly state that subsequent purchase payments are permitted subject to Nationwide approval and that Nationwide reserves the right to reject any and all subsequent purchase payments. Please also clarify that if a contract is not fully funded at the date of issue, that a contract owner may not be able to do so in the future due to this reservation of right.
Response. We revised the Subsequent Purchase Payments provision as follows (emphasis added):
Subsequent Purchase Payments

Currently, subsequent purchase payments are permitted under the Nationwide Lifetime Income Capture option as long as the Contract Value is greater than $0. Any subsequent purchase payments will increase the Current Income Benefit Base by the amount of the purchase payment submitted.

Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Nationwide reserves the right to reject subsequent purchase payments in the event subsequent purchase payments create a financial risk that Nationwide is unwilling to bear. This reservation of right may limit the amount a Contract Owner can invest in the contract. If Nationwide exercises this right to refuse purchase payments, the entire purchase payment will be immediately returned to the Contract Owner in the same form in which it was received. Generally, Nationwide may invoke this right in times of economic instability. Contract Owners may contact the Service Center to find out if Nationwide will accept subsequent purchase payments.

7.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option. Please clarify under Roll-up Interest Rate how the rate is calculated and clarify how often the Defined Rate can/will change. Please also clarify that the right to substitute a comparable index is limited to scenarios where the index is no longer published or if the index is otherwise discontinued.
Response. We revised the Roll-up Interest Rate provision as follows (emphasis added):
Roll-up Interest Rate
The Roll-up Interest Rate is the indexed simple interest rate used in the calculation of the Current Income Benefit Base until the earlier of the first Lifetime Withdrawal or the 15th Option Anniversary. The Roll-up Interest Rate is determined by the following formula:
Roll-up Interest Rate	=	Defined Rate	+	Variable Rate

The Roll-up Interest Rate is calculated by adding the Defined Rate, an amount determined by Nationwide, and the Variable Rate, the rate of return (the nominal interest rate) of the specified index. The Defined Rate is stated in the contract provided when the Nationwide Lifetime Income Capture option was elected. Nationwide will not change the Defined Rate for contracts once issued. The Variable Rate is the rate of return (the nominal interest rate) of the monthly 10-year Treasury constant maturity as published by the Board of Governors of the Federal Reserve System. Once calculated, the Roll-up Interest Rate will be rounded up or down to the nearest 0.25%. The Roll-up Interest Rate will not be less than 4.00% or greater than 10.00%.

For example, if the Defined Rate is 3.00% and the Variable Rate is 2.83%, the Roll-up Interest Rate is 5.75% (3.00% + 2.83% = 5.83%, rounded up or down to the nearest 0.25%, results in 5.75%). If the Defined Rate is 3.00% and the Variable Rate is 2.91%, the Roll-up Interest Rate is 6.00% (3.00% + 2.91% = 5.91%, rounded up or down to the nearest 0.25%, results in 6.00%).
The Variable Rate used in determining the Roll-up Interest Rate depends upon the date of election of the Nationwide Lifetime Income Capture option, and is calculated as follows:
(1)	If elected before the 15th calendar day of the month: Nationwide will use the Variable Rate for the month that is two months prior to the month in which the Nationwide Lifetime Income Capture option is elected to calculate the Roll-up Interest Rate for the first Option Year (e.g. if the Nationwide Lifetime Income Capture option is elected on July 10th, then Nationwide will use the Variable Rate for May). Thereafter, the Variable Rate for the month that is two months prior to the month in which the Option Anniversary falls is used to calculate the Roll-up Interest Rate for each subsequent Option Year; or
(2)	If elected on or after the 15th calendar day of the month: Nationwide will use the Variable Rate for the month prior to the month in which the Nationwide Lifetime Income Capture option is elected to calculate the Roll-up Interest Rate for the first Option Year (e.g. if the Nationwide Lifetime Income Capture option is elected on July 17th, then Nationwide will use the Variable Rate for June). Thereafter, the Variable Rate for the month prior to the month in which the Option Anniversary falls is used to calculate the Roll-up Interest Rate for each subsequent Option Year.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Nationwide reserves the right to discontinue and substitute a comparable index if the index becomes unavailable (e.g. is no longer published) or if the calculation of the index is substantially changed (e.g. the index no longer provides a monthly average). If Nationwide exercises this right, Nationwide will provide written notice to Contract Owners.
8.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option. Please clarify under Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal that the calculation for the Current Income Benefit Base as described in items (1) through (3), following the second paragraph (starting with "Provided no withdrawals are taken from the contract…"), only applies before the 15th Option Anniversary.
Response. Provided no withdrawals are taken from the contract, this disclosure for determination of the Current Income Benefit Base would apply even after the 15th Option Anniversary. Nationwide notes that the roll-up would stop after the 15th Option Anniversary, and this is reflected in item (3) for determination of the Roll-up Value.
9.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option. Please explain the need for the form requirement under Non-Lifetime Withdrawal that non-lifetime withdrawal requests must be made on a Nationwide form.
Response. Nationwide requires that the correct Nationwide form be used for both a non-lifetime withdrawal as well as a lifetime withdrawal in order to help ensure that the correct withdrawal is processed. Because a non-lifetime withdrawal cannot be elected after the Contract Owner initiates Lifetime Withdrawals, it is important that the Contract Owner understands and completes the appropriate withdrawal form. Both forms are clearly labeled at the top, and the form provisions clearly indicate that they are not to be used for the opposite type of withdrawal. Moreover, the contract itself clearly indicates to contract owners that "[t]he request must state that the Surrender is a Non-Lifetime Withdrawal".
10.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option. Please bold the second sentence under Lifetime Withdrawals starting with "Unless the Contract Owner requests a one-time Non-Lifetime Withdrawal…".
Response. We revised the first paragraph of the Lifetime Withdrawals provision as follows:
At any time after the Nationwide Lifetime Income Capture option is elected, the Contract Owner may begin taking the lifetime income benefit by taking a Lifetime Withdrawal from the contract. Unless the Contract Owner requests a one-time Non-Lifetime Withdrawal, the first withdrawal under the contract constitutes the first Lifetime Withdrawal, even if such withdrawal is taken to meet minimum distribution requirements under the Internal Revenue Code or is taken to pay advisory or investment management fees. Nationwide will surrender Accumulation Units proportionally from the Sub-Accounts as of the date of the withdrawal request. As with any withdrawal, Lifetime Withdrawals reduce the Contract Value and consequently, the amount available for annuitization.
11.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option. Please clarify under the last paragraph of Impact of Withdrawals in Excess of the Lifetime Withdrawal Amount (starting with "Note: If…") that the only benefit remaining is the lifetime income payments.
Response. We revised the Impact of Withdrawals in Excess of the Lifetime Withdrawal Amount provision to remove the paragraph shown below. We did not revise the note indicated as we believe it is important to understanding the potential impact of withdrawals in excess of the Lifetime Withdrawal Amount. We did revise the disclosure to include the paragraph shown below (1) as the last paragraph of the Lifetime Withdrawals provision, and (2) as the last paragraph of the RMD Privilege provision.
Once the Contract Value falls to $0 (which could result from Contract Owner withdrawals, market performance, charges, or any combination thereof), the Contract Owner is no longer permitted to submit additional purchase payments or take
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies withdrawals in excess of the Lifetime Withdrawal Amount. Additionally, there is no Contract Value to annuitize, making the payment of the benefit associated with this option the only income stream producing benefit remaining in the contract.
12.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option. Please clarify under RMD Privilege that if the Contract Value falls to zero as a result of RMDs, the benefit available under the option, specifically lifetime income payments, will continue.
Response. The RMD Privilege does permit "a Contract Owner to withdraw Contract Value in excess of the Lifetime Withdrawal Amount without reducing the Current Income Benefit Base if such excess withdrawal is for the sole purpose of meeting Internal Revenue Code required minimum distributions for this contract." (emphasis added). Accordingly, we revised the RMD Privilege provision to include the following as the last paragraph (emphasis added):
Once the Contract Value falls to $0 (which could result from Contract Owner withdrawals, market performance, charges, or any combination thereof), the Contract Owner is no longer permitted to submit additional purchase payments or take withdrawals in excess of the Lifetime Withdrawal Amount. Additionally, there is no Contract Value to annuitize, making the payment of the benefit associated with this option the only income stream producing benefit remaining in the contract.
13.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option. Please revise Reset Opportunities to use the term "charge" in place of "price" for consistency.
Response. We revised the Reset Opportunities provision as follows (emphasis added):
Reset Opportunities

Nationwide offers an automatic reset of the Current Income Benefit Base. Prior to the first Lifetime Withdrawal, if on any Option Anniversary, the current Contract Value or the highest Monthly Option Anniversary Contract Value during the previous Option Year exceeds the Current Income Benefit Base, Nationwide will automatically reset the Current Income Benefit Base to equal the higher Contract Value. This higher amount will be the new Current Income Benefit Base. This automatic reset will continue until the first Lifetime Withdrawal or until either the current charge or the list of permitted investment options associated with the Nationwide Lifetime Income Capture option changes. After the first Lifetime Withdrawal, on each Option Anniversary, the Current Income Benefit Base may be reset to the Attained Age Income Benefit Base, and this automatic reset will continue until either the current charge or the list of permitted investment options associated with the Nationwide Lifetime Income Capture option changes.
In the event the current charge or the list of permitted investment options of the Nationwide Lifetime Income Capture option changes, the reset opportunities still exist, but are no longer automatic. An election to reset the Current Income Benefit Base must be made by the Contract Owner to Nationwide. On or about each Option Anniversary, Nationwide will provide the Contract Owner with information necessary to make this determination. Specifically, Nationwide will provide: the Contract Value; the Current Income Benefit Base; the current terms and conditions associated with the Nationwide Lifetime Income Capture option; and instructions on how to communicate an election to reset the benefit base.

If the Contract Owner elects to reset the Current Income Benefit Base, it will be at the then current terms and conditions of the option as described in the most current prospectus. If Nationwide does not receive a Contract Owner's election to reset the Current Income Benefit Base within 60 days after the Option Anniversary, Nationwide will assume that the Contract Owner does not wish to reset the Current Income Benefit Base. If the Current Income Benefit Base is not reset, it will remain the same, the attained age feature (as described in the Lifetime Withdrawals section) will be cancelled, and the terms and conditions of the Nationwide Lifetime Income Capture option will not change (as applicable to that particular contract).
Contract Owners may cancel the automatic reset feature of the Nationwide Lifetime Income Capture option by notifying Nationwide as to such election.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

14.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option and Nationwide Lifetime Income Track Option. Please clarify under Settlement Options when the settlement options are available.
Response. We revised the first paragraph of the Settlement Options provision as follows (emphasis added):

When a Contract Owner's Contract Value falls to $0 and there is still a positive Current Income Benefit Base, Nationwide will provide the Contract Owner with settlement options. Specifically, Nationwide will provide a notification to the Contract Owner describing the following three options, along with instructions on how to submit the election to Nationwide:

15.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Capture Option. Please clarify under Automatic Termination of Nationwide Lifetime Income Capture Option when state law would prevent a termination. Please also clarify that Nationwide will provide notice and/or seek confirmation from the Contract Owner prior to processing a request that would automatically terminate the optional benefit.
Response. Certain states prohibit Nationwide from terminating this option as a result of assignment. In those states that allow Nationwide to terminate this option when the contract is assigned, we would provide notice and confirmation to the Contract Owner prior to processing such a request. For example, in the event of an ownership change request that would terminate the optional living benefit, a notice letter would be provided seeking verification prior to processing the request and identifying the potential impact. If the client elects to proceed with the request, a confirmation is also sent after the request is processed, which again explains the impact of the request.
In addition, we revised the second paragraph under the Automatic Termination of Nationwide Lifetime Income Capture Option provision as follows (emphasis added):

In addition, unless state law prohibits restrictions on assignments or Contract Owner changes, the Nationwide Lifetime Income Capture option will automatically terminate if the Contract Owner is changed or if the contract is assigned (including a collateral assignment), except as follows:

16.	Optional Contract Benefits, Charges, and Deductions: Joint Option for the Nationwide Lifetime Income Capture Option. Please clarify under Marriage Termination which spouse has rights and what the rights are of each spouse.
Response. As stated in second sentence under the Marriage Termination provision, it is the spouse that is the Contract Owner that may remove the Joint Option from the contract. If the spouses are joint owners, generally, as stated in the Joint Owner provision of the Ownership and Interests in the Contract section of the prospectus, "the exercise of any ownership rights under the contract must be in writing and signed by both joint owners."
17.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Track Option. Please clarify under the last paragraph of Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal that Nationwide will continue to pay lifetime income payments.
Response. We revised the last paragraph of the Determination of the Income Benefit Base Prior to the First Lifetime Withdrawal provision as follows (emphasis added):
If at any time prior to the first Lifetime Withdrawal the Contract Value equals $0, no additional purchase payments will be accepted and no further benefit base calculations will be made. The Nationwide Lifetime Income Track option provides for Lifetime Withdrawals, up to a certain amount each year, even after the Contract Value is $0, provided that the Contract Owner does not deplete the Current Income Benefit Base by taking early or excess withdrawals and does not make certain assignments or Contract Owner changes.
18.	Optional Contract Benefits, Charges, and Deductions: Nationwide Lifetime Income Track Option. Please clarify in the parenthetical of the last sentence of the sixth paragraph under Lifetime Withdrawals that "not depleted" refers to where not depleted due to an excess withdrawal.
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response. We revised the sixth paragraph of Lifetime Withdrawals as follows (emphasis added):
At the time of the first Lifetime Withdrawal and on each Option Anniversary thereafter, the Lifetime Withdrawal Percentage (which remains the same) is multiplied by the Current Income Benefit Base to determine the Lifetime Withdrawal Amount for that year. The Lifetime Withdrawal Amount is the maximum amount that can be withdrawn from the contract before the next Option Anniversary without reducing the Current Income Benefit Base. The ability to withdraw the Lifetime Withdrawal Amount will continue until the earlier of the Contract Owner's death or annuitization (assuming the Current Income Benefit Base is not depleted as a result of an excess withdrawal, and the option remains in force).
19.	Income Benefit Investment Options. Please clarify that Appendix A: Underlying Mutual Funds referenced in the note is Appendix A to the prospectus and remove language that some investment options may not be available to a particular Contract Owner.
Response. The Appendix A: Underlying Mutual Funds referenced in the note is Appendix A to the prospectus. Moreover, Nationwide includes the disclosure indicating that some investment options may not be available to a particular Contract Owner to alert Contract Owners to this and directs them to Appendix A for more information with regard to the availability of specific investment options. Accordingly, we revised both instances of the note to the Income Benefit Investment Options section as follows (emphasis added):
Note: Some of the investment options listed are funds of funds. Additionally, some of the indicated investment options may not be available to a particular Contract Owner due to the date the contract was issued. Refer to Appendix A: Underlying Mutual Funds of the prospectus for more information.
In addition, Nationwide acknowledges all of the following:
•	that the registrant is responsible for the adequacy and accuracy of the disclosure in the Post-Effective Amendment;
•	that comments by the staff of the Securities and Exchange Commission ("SEC"), or changes to the disclosure in response to SEC staff comments in the filings reviewed by the SEC staff, do not foreclose the SEC from taking any action with respect to the filing; and
•	that the Variable Account may not assert SEC staff comments or any related changes in disclosure as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please contact me direct at (614) 249-8061 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life Insurance Company
/s/ M. ANDREW KRESS
M. Andrew Kress
Senior Counsel
Home Office: One Nationwide Plaza	Nationwide Insurance
Columbus, Ohio 43215-2220	Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies